UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                    to                    .
Commission file number 1-9810.

________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Owens & Minor 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Owens & Minor, Inc.
9120 Lockwood Blvd.
Mechanicsville, Virginia 23116
________________________________________________

OWENS & MINOR
401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
The Compensation and Benefits Committee
Owens & Minor, Inc.:
We have audited the accompanying statements of assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ KPMG LLP
Richmond, Virginia
June 27, 2016

Owens & Minor
401(k) SAVINGS AND RETIREMENT PLAN
Statements of Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

Investments at fair value:
Mutual funds	$251,164,876	$224,293,471
Common stock	12,588,113	13,178,152
Common collective trust fund	33,593,434	31,007,637
Total investments	297,346,423	268,479,260

Receivables:
Notes receivable from participants	10,461,543	9,517,573
Participant contributions	315,242	231,102
Employer contributions	3,442,127	3,096,260
Other	—	25,829
Total receivables	14,218,912	12,870,764
Assets available for benefits	$311,565,335	$281,350,024

See accompanying notes to financial statements.

Owens & Minor
401(k) SAVINGS AND RETIREMENT PLAN
Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014

Additions (reductions) to assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(8,704,441)	$(3,862,232)
Interest	418,884	382,762
Dividends	12,856,375	17,961,411
	4,570,818	14,481,941
Contributions:
Employer	12,257,729	10,790,460
Participants	18,358,318	15,745,581
	30,616,047	26,536,041
Total additions, net	35,186,865	41,017,982
Deductions from assets attributed to:
Benefits paid to participants	36,155,228	31,270,819
Administrative expenses	124,416	87,074
Total deductions	36,279,644	31,357,893
Net increase (decrease)	(1,092,779)	9,660,089
Assets transferred into the plan from merger	31,308,090	—
Assets available for benefits:
Beginning of year	281,350,024	271,689,935
End of year	$311,565,335	$281,350,024

See accompanying notes to financial statements.

Owens & Minor
401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Note 1— Description of the Plan
The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.
General. The Plan is a defined contribution plan that is available to substantially all full-time and part-time plus (over 24 hours per week) teammates of Owens & Minor, Inc. (the Employer) and certain of its subsidiaries, who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly-owned subsidiary of FMR, LLC, also known as Fidelity Investments (Fidelity).
On October 1, 2014, Owens & Minor, Inc. acquired Medical Action Industries, Inc. Effective January 1, 2015, the Plan was amended to reflect the merger of Medical Action Industries, Inc. 401(k) Plan into the Plan and is otherwise subject to the terms and conditions set forth in the Plan. On January 1, 2015, The Medical Action Industries, Inc. Plan contributed $31,308,090 in assets to the Plan.
Contributions. The Plan allows participants to contribute up to 50% of their eligible compensation (up to $18,000 for 2015 and $17,500 for 2014). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions (up to $6,000 for 2015 and $5,500 for 2014). The Employer makes matching contributions of 100% of the first 4% of compensation that a participant contributes to the Plan, subject to government imposed limits. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the Plan document) to each participant employed on the last day of the Plan year who has worked at least 1,000 hours during the year. The Employer may also make a profit sharing contribution to the Plan, at the discretion of the Employer’s Board of Directors. The Employer may increase or decrease its matching contributions at its discretion, on a prospective basis.
Participant Accounts. Each participant’s account is credited with the participant’s contribution, the Employer’s contributions, and an allocation of earnings or losses thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by $73,032 and $111,421 from forfeited nonvested accounts in 2015 and 2014, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options. The investment options offered by the Plan provide for a range of investment objectives, including growth, income and capital stability. As of year-end, participants in the Plan have 27 options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to 26 mutual funds and a common collective trust fund. If no election is made by a participant, future contributions to the participants account are invested in a Fidelity Freedom Fund K with a target date based on the participant’s current age, assuming a retirement age of 65. Participants could elect to contribute in 1% increments, up to a maximum of 20%, in the Owens & Minor, Inc. common stock fund through November 2015, at which time the fund was frozen to new investments.
Vesting and Withdrawals. Participants are immediately vested in their voluntary contributions and employer matching contributions plus actual earnings thereon. Unvested Employer 1% contributions and discretionary profit sharing contributions become fully vested after three years of credited service. The Plan allows certain terminated participants to become 100% vested in their accounts.
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the Plan document.
Participant Loans. Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less. A loan’s term may not exceed five years, or fifteen years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the U.S. Prime Rate plus 1%.

Interfund Transfers. Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.
Plan Termination. Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2—Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:
Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting. Significant events occurring after December 31st and prior to the issuance of the financial statements are monitored to determine the impact, if any, of the events on the financial statements to be issued.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Recent Accounting Pronouncements. The FASB issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07), which is effective for fiscal years beginning after December 15, 2016 for entities other than public business entities. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and also removes the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. As permitted by ASU 2015-07, the Plan has early adopted this pronouncement for the year ended December 31, 2015 and applied it retrospectively.
The FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force) (ASU 2015-12), which is effective for fiscal years beginning after December 15, 2015. This three-part update simplifies current benefit plan accounting and eliminates certain investment related disclosures and, among other things, requires fully benefit-responsive investment contracts to be measured, presented, and disclosed at contract value only, The Plan early adopted Parts I and II. Part III is not applicable to the Plan. As a result, total investments at December 31, 2014 were reduced by $434,107 in the statement of assets available for benefits. In addition, the Plan is no longer required to disclose net appreciation or depreciation in the fair value of investments by general type or individual investments with a fair value greater than 5% of net assets available for benefits. Additionally, the Plan is no longer required to disaggregate its investments by class when disclosing fair value information; instead, it is required to disaggregate its investments by general type.
Investments. The Plan’s mutual funds, common stock and common collective trust fund are stated at fair value. Quoted market prices are used to value investments in mutual funds, which are publicly traded funds of registered investment companies, and common stock. Units of the the common collective trust fund are redeemable at the current net asset value. Thus, the common collective trust fund is valued at the Plan's proportional interest in the net asset value of the fund. Net asset value is used as a practical expedient for fair value.
Purchases and sales of common stock are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants. Notes receivable from participants are valued at unpaid principal plus accrued interest. No valuation allowance is maintained for uncollectible loans receivable since, if the participant were to default, the participant’s account would be reduced by the unpaid balance of the loan, and there would be no effect on the plan’s investment returns or any other participant’s account balance.
Administrative Expenses. Substantially all of the Plan’s administrative expenses are paid by the Plan. Any expenses paid through revenue sharing arrangements are included as a reduction to administrative expenses.

Note 3—Fair Value Measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by

GAAP, that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).
As of December 31, 2015, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	251,164,876	—	—	251,164,876
Common stock	12,588,113	—	—	12,588,113
Total investments in fair value hierarchy	$263,752,989	$—	$—	263,752,989
Common collective trust fund measured at net asset value				33,593,434
Total investments at fair value				$297,346,423

As of December 31, 2014, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	224,293,471	—	—	224,293,471
Common stock	13,178,152	—	—	13,178,152
Total investments in fair value hierarchy	$237,471,623	$—	$—	237,471,623
Common collective trust fund measured at net asset value				31,007,637
Total investments at fair value				$268,479,260

The following table summarizes investments for which fair value is measured using the net asset value per share as a practical expedient as of December 31, 2015 and 2014:

	Fair value at December 31, 2015	Fair value at December 31, 2014	Unfunded commitment	Redemption frequency	Other redemption restrictions	Redemption notice period
Common collective trust fund	$33,593,434	$31,007,637	$—	Daily	None	12 months

Note 4—Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and market risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Owens & Minor, Inc. common stock.

Note 5—Federal Income Taxes
In a determination letter dated October 21, 2014, the Internal Revenue Service (IRS) has ruled that the Plan and related trust are designed in accordance with Sections 401(a) and 401(k) of the IRC and are exempt from taxation under the provisions of Section 501(a).
Under present federal income tax laws and regulations, participants are not taxed on employer contributions allocated to their accounts, on investment earnings on such contributions, or on investment earnings on their own contributions at the time such contributions and investment earnings are received by the Trustee of the Plan, but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on dividend and interest income, any capital gains realized, or any unrealized appreciation in the value of investments.
GAAP requires plan management to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. The Employer believes that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. There are currently no audits for any tax periods in progress.

Note 6—Related Party Transactions
The Plan invests in Owens & Minor, Inc. common stock. At December 31, 2015 and 2014, the Plan held 349,863 and 375,292 shares of Owens & Minor, Inc. common stock, with fair values of $12,588,113 or $35.98 per share and $13,178,152 or $35.11 per share, respectively. During 2015 and 2014, the Plan purchased 44,631 and 56,826 shares and sold 70,102 and 68,574 shares, respectively.
Certain Plan investments are mutual funds managed by Fidelity. As defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $112,710 and $72,585 for the years ended December 31, 2015 and 2014, respectively.
Effective January 1, 2014, a Revenues Credit Account was established for the Plan. Certain revenue sharing payments received by Fidelity from the Plan’s investments are deposited into a suspense account in the Plan, which are used to pay on-going administrative expenses of the Plan in accordance with ERISA and guidance issued by the U.S. Department of Labor (“DOL Guidance”). The Plan received $136,240 and $94,005 in revenue sharing payments for the year ended December 31, 2014, which was used to offset administrative expenses incurred by the Plan.

Note 7—Reconciliation to Form 5500
Assets available for benefits in the Form 5500 for the Plan include a reduction in assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction in assets for deemed distributions as the participants to which the deemed distributions relate continue to retain their assets within the Plan. The following reconciles assets available for benefits, net increase in assets available for benefits and assets transferred into the plan from merger from the Form 5500 to the Plan’s financial statements:

	December 31,
	2015	2014
Assets available for benefits per Form 5500	$311,293,274	$281,672,141
Adjustment from fair value to contract value for common collective trust fund	—	(434,107)
Cumulative deemed distributions	272,061	111,990
Assets available for benefits per statements of assets available for benefits	$311,565,335	$281,350,024

	Year Ended December 31,
	2015	2014
Net increase (decrease) in assets available for benefits per Form 5500	$(1,605,941)	$9,813,758
Adjustment from fair value to contract value for common collective trust fund	434,107	(173,041)
Change in the amount of deemed distributions	79,055	19,372
Net increase (decrease) in assets available for benefits per statements of changes in assets available for benefits	$(1,092,779)	$9,660,089

Year Ended December 31, 2015
Assets transferred into plan from merger per Form 5500	$31,227,074
Transfer of deemed distributions	81,016
Assets transferred into plan from merger per statement of changes in assets available for benefits	$31,308,090

Owens & Minor
401(k) SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment, including rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Current Value
*Common stock – Owens & Minor, Inc.	349,863 shares of common stock	$12,588,113

Mutual funds:
*Fidelity	585,202 units of Contrafund K	57,864,797
*Fidelity	1,675,819 units of Freedom K 2025	23,629,048
*Fidelity	1,489,529 units of Freedom K 2030	21,344,953
*Fidelity	1,448,963 units of Freedom K 2020	19,589,979
*Fidelity	1,142,054 units of Freedom K 2035	16,856,715
Metropolitan West	1,416,634 units of Total Return Bond Fund P	14,166,341
*Fidelity	892,478 units of Freedom K 2040	13,199,757
MFS	376,364 units of International Value R5	12,886,693
*Fidelity	170,020 units of Spartan 500 Index Inst	12,209,149
Eagle	209,793 units of Mid Cap Growth R6	9,205,739
*Fidelity	634,085 units of Freedom K 2015	8,116,290
*Fidelity	493,678 units of Freedom K 2045	7,508,847
*Fidelity	460,312 units of Freedom K 2050	7,056,586
Victory	163,518 units of Sycamore Small Company Opportunity I	5,862,136
MFS	153,187 units of Value R5	5,022,996
John Hancock	238,339 units of Disciplined Value Mid Cap R6	4,561,817
*Fidelity	267,245 units of Freedom K 2010	3,297,809
*Fidelity	231,812 units of Freedom K 2055	2,631,065
Prudential	86,704 units of Jennison Small Company Z	1,920,488
Vanguard	134,433 units of Total Bond Market Index Adm	1,430,372
Oppenheimer	41,637 units of Developing Markets I	1,248,274
*Fidelity	77,341 units of Freedom K Income	878,597
*Fidelity	28,865 units of Freedom K 2005	357,350
Vanguard	6,031 units of Total International Stock Index Adm	146,202
*Fidelity	14,133 units of Freedom K 2060	139,495
*Fidelity	665 units of Spartan Extended Market Index Adv	33,381
Common collective trust fund:
Wells Fargo	657,921 units of Stable Value Fund C	33,593,434
*Notes receivable from participants	Notes receivable, interest rates ranging from 4.25% – 10.50% with maturities from 2015 to 2029	10,461,543
		$307,807,966

*	Party-in-interest
Note: All the Plan’s investment choices are participant directed; therefore, cost information has not been presented.
See accompanying report of independent registered accounting firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

June 27, 2016	/s/ Michael Jay Romans
Michael Jay Romans
Senior Vice President Human Resources
Plan Administrator